November 30, 2005

Mail Stop 6010


Bernard Hausen, M.D., Ph.D.
Chief Executive Officer
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063

      Re:	Cardica, Inc.
      Registration Statement on Form S-1
      Filed November 4, 2005
		File No. 333-129497

Dear Mr. Hausen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.



Prospectus Summary, page 1

2. Please provide supplemental support for the industry data attributed to the American Heart Association. Please tell us whether the AHA has consented to the use of its name in the registration statement.
3. Disclose your relationship with Guidant Corporation, including the amount and percentage of your total net revenues attributable to Guidant in prior fiscal years, the termination of the agreements upon which those revenues were based, and the effect on future revenues.

Our Solutions, page 6

4. Please balance your disclosure relating to the potential for reducing operating room associated expenses with the fact that the automated anastomotic systems you offer are far more expensive than the current method of sutures.

Risk Factors, page 6

Our products may never gain any significant degree of market acceptance..., page 8

5. Please expand this risk factor to highlight any significant limitations and technical difficulties you have encountered that have affected patency rates.

We currently lack a significant source of product revenue..., page
16

6. Revise this caption to clarify that your agreements with Guidant, which accounted for a majority of your past revenues, have been terminated. In the risk factor, explain why the agreements were terminated, quantify the total amount of revenues generated in the past from those agreements, and explain the effect termination will have on your future revenues.



Dilution, page 25

7. Expand the disclosure to explain how the amounts would change if you assume all outstanding warrants and options were exercised.

Management`s Discussion and Analysis, page 29

8. Expand the fourth paragraph to explain in more detail why
Guidant
terminated the distribution and development and supply agreements. Disclose your intent with regard to future distribution of your products in Europe.

Results of Operations, page 32

Research and Development, pages 32 and 33

9. We note your disclosure that the increase in research and development due to stock compensation and product development expenses for C-PortxA and X-Port programs was offset by decreases in expenses for the PAS-Port program. Please revise to disclose the underlying reasons for fluctuations in product development expenses for each of your programs.
10. Please further explain the significant decrease in research and development expenses in fiscal 2004 compared to 2003, including the reason for the decreases in depreciation and other expenses.

Business, page 37

11. Tell us the standard you used in characterizing your automated system as "highly reliable and consistent."
12. Please provide us with the independent study cited on page 39.




Our Solutions, page 40

13. Please balance your disclosure to address any disadvantages of using staples made of stainless steel as opposed to competitors` products made of different materials, such as nitinol.

Our Products, page 42

14. Please expand your disclosure to address the frequency of use of arterial grafts compared to vein grafts. Address any disadvantages to being designed for use only with vein grants, and not arterial grafts.
15. Please revise your disclosure to address any risks and/or difficulties associated with removal of staples inserted with your system, as opposed to hand-sewn sutures.
16. Please tell us the sources of, and provide support for, the industry data cited on page 44.
17. Revise your disclosure to expand on the reasons why it was necessary to convert anastomoses in 16 of the patients enrolled in the C-Port system pivotal trial to hand-sewn anastomoses.
18. Please tell us the MACE rates for patients with hand-sewn grafts.

Future Product Programs, page 43

19. Please disclose any significant experiences where you have encountered leaks in the seals of the anastomosis performed with your
C-Port system and any material consequences to patients of such leaks.

International Clinical Studies, page 46

20. Please expand your Worldwide Market Survey disclosure to describe how your data during the follow up period compares favorably to the reoccurrence rate of angina in patients with hand-sewn anastomoses.
Sales and Marketing, page 49

21. Discuss the loss of Guidant as a distributor of your products in
Europe and the extent to which your agreements with Guidant, which have been terminated, contributed to your revenues in the past.
Management, page 60

Scientific Advisors, page 61

22. If the board serves a management role, please provide complete disclosure as required for other directors, such as the disclosure by
Regulation S-K Item 401. Otherwise, relocate the disclosure about the board to an appropriate section of your prospectus other than the
"Management" section.  Also ensure that the extent of the board`s
role is clear.   For example, clarify:
* How often they meet,
* The extent of their obligations to you,
* Your obligations to them,
* Whether they have an equity interest, and
* Whether they are the source of performance data regarding your product.

Certain Relationships..., page 70
Loans to Executive Officers and Directors, page 71

23. In the last paragraph on page 71, you refer to "the table above."
Revise to clarify what table you are referencing. The current disclosure is confusing.
24. Explain what you mean when you say that "the shares purchased upon exercise secured the various loans and were valued in excess of the principal balances of the applicable loans," and quantify the difference.

25. When you fill in the table with the "deemed compensation," include a footnote stating what interest rates you apply.

Agreements with Allen & Company LLC, page 73

26. Reconcile the amount of shares stated in the first paragraph with the amount beneficially owned by Allen & Company Incorporated in the table on page 74.

Transactions with a Relative..., page 73

27. Expand to describe the services provided by Timothy Knodel, and clarify whether he continues to be paid as an independent contractor.

Principal Stockholders, page 74

28. The number of shares beneficially owned by Mr. Powers should be reflected in the table, not just the footnotes. Please revise accordingly.
29. It appears that notes (12) and (13) are misnumbered. Please revise or advise.

Financial Statements

Index to Financial Statements, page F-1

30. Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

Revenue Recognition, page F-12

31. Please revise to clarify why shipment is the appropriate point to recognize product sales revenue and clarify whether there are any post shipment obligations, sales incentives or customer acceptance provisions and how these impact your revenue recognition practices.
In addition, disclose your policy and tell us the basis for recognition of the development revenues discussed on page 18.
Note 7.  Subordinated Convertible Note, page F-18

32. We note your disclosure on page 33 that you recognized a $1.1 million charge in fiscal year 2004 for the early extinguishment of debt. Please revise to include disclosures in your audited financial statements of the underlying debt, your accounting for the extinguishment and the components of the expense recorded on your income statement.
Note 8.  Stockholders` (Deficit), page F-18

Convertible Preferred Stock, page F-18

33. We see that certain stock options contain provisions whereby the holder can early exercise their options and that these shares are subject to repurchase by the company. Tell us how you considered Issue 23 of EITF 00-23 in determining your accounting for this provision. Clarify whether the repurchase price is at fair value. Discuss the factors you considered in determining whether you "expect" to repurchase the shares within six months after exercise or share issuance. Additionally, disclose whether the repurchase provision is at the option of the company or the employee and how this feature impacts your accounting.

34. Refer to your disclosure that the weighted-average estimated fair value of options granted to employees at fair value during the year ended June 30, 2005 was $0.11 and that the weighted-average estimated fair value of options granted to employees at below fair value during the year ended June 30, 2005 was $0.84. We also note your disclosure that you determined that the fair value of your common stock increased from $0.95 to $2.50 during the year ended June 30, 2005. Please revise your disclosure to reconcile these statements.

Deferred stock-based compensation, page F-21

35. Please note that we are deferring any evaluation of stock compensation recognized until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

36. Please revise to clarify how you determined the $2 million compensation charge related to the loans you made to three directors discussed on page 32.

37. Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the deemed fair value of the underlying shares of common stock for the options issued within the year preceding the contemplated IPO. Also, provide a similar schedule for issuances of common stock and warrants. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements. Tell us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Discuss the nature of any events which occurred between the dates of grant or issuance and the date the registration statement was filed. In addition, provide the estimated pricing information and date this was discussed with underwriters and indicate whether this was considered in determining estimated fair value of the stock, options and warrants issued.

38. From your disclosure on page F-14, we see that your valuation was retrospective. We believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in Management`s Discussion and Analysis:
* The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.
* Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.
* Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.
* Disclose the valuation method used and the reasons why you selected that method.

Note 12. Settlement of Stockholder Loans, page F-24

39. Disclose the accounting treatment for the full payment of the promissory notes discussed in Note 12. In addition, clarify how the
$3 value per share for the stock tendered was determined.
Exhibit 23.1

40. Please include an updated and signed consent from your independent auditors with any amendment filed.

Exhibits

41. We may have further comments after our review of the confidential treatment request that you intend to file regarding several agreements.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3800 with any other questions.


      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc(via facsimile):  Nancy Wotjas, Esq.
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Bernard Hausen
Cardica, Inc.
November 30, 2005
Page 1